UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

March 20, 2013
Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

Granot Mobile Post Hefer,
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant, titled: "D. Medical Announces Voluntary SEC Deregistration".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2013	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Yaacov Bar Lev —————————————— Yaacov Bar Lev Chairman

News Release
For Immediate Release

D. Medical Announces Voluntary SEC Deregistration

Granot, Israel – March 20, 2013 – D. Medical Industries Ltd. (TASE:DMED) ("D. Medical" or the "Company"), announced today that its Board of Directors approved the filing of a Form 15F with the Securities and Exchange Commission ("SEC") to voluntarily deregister its ordinary shares under the Securities Exchange Act of 1934 (the "Exchange Act").  The Company intends to file the Form 15F on or about March 29, 2013. The Company's reporting obligations under the Exchange Act will be suspended immediately upon the filing of Form 15F and will terminate 90 days thereafter if there are no objections from the SEC.  The Company reserves the right to delay or withdraw the filing for any reason prior to their effectiveness.

Following the deregistration, the Company’s ordinary shares may continue to be quoted on the OTC Markets Group Inc. electronic quotation service (the "Pink Sheets") if market makers commit to make a market in the Company’s shares.  However, the Company has not arranged for quotation on the Pink Sheets or listing or quotation on any other exchange or quotation medium within the U.S.  Thus, the Company can provide no assurance that trading in its ordinary shares will be quoted on the Pink Sheets or otherwise.  The Company's ordinary shares will continue to trade on the Tel Aviv Stock Exchange Ltd. (TASE: DMED)

In deciding to voluntarily deregister its ordinary shares, the Company's Board of Directors considered several factors, including the following:

●	low U.S. trading volume;
●	high public company costs in the U.S., including those associated with preparation and filing of the Company's periodic reports with the SEC;
●	significant management time spent on U.S. regulatory compliance; and
●	the potential impact of deregistration on Company shareholders resident in the U.S.

Company Contact:

Orly Benizri Solomon
Chief Executive Officer
D. Medical Industries Ltd.
T: +972-70-2508715
orly@dmedicalindustries.com